Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: November 1, 2022

Breeze Holdings & True Velocity Business Combination Call Script for November 1, 2022, 8:00 AM ET Page 1 of 13

Breeze Holdings Acquisition Corp. & TV Ammo, Inc.

Business Combination Call Script

Speakers

Doug Ramsey, Breeze Holdings Acquisition Corp. – Chairman and CEO

Kevin Boscamp, TV Ammo, Inc. – Founder, Chairman & Co-CEO

Chris Tedford, TV Ammo, Inc. – Co-CEO

Craig Etchegoyen, TV Ammo, Inc. – President & Chief Intellectual Property Officer

Jeff Cutshall, TV Ammo, Inc. – CFO

Cody Cree, Gateway Investor Relations – Director of Investor Relations

PRESENTATION

Operator

Good morning, everyone and thank you for participating in today’s conference call to discuss the proposed business combination between Breeze Holdings Acquisition Corp. and TV Ammo, Inc., operating as True Velocity.

Joining us today are Breeze Holdings’ Chairman and CEO, Doug Ramsey, True Velocity’s Founder, Chairman & Co-CEO, Kevin Boscamp, True Velocity co-CEO Chris Tedford, True Velocity’s President and Chief Intellectual Property Officer Craig Etchegoyen, True Velocity’s Chief Financial Officer, Jeff Cutshall and the company’s External Director of Investor Relations, Cody Cree.

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The company has made available a presentation for listeners to download and follow along with on today’s call on its website at www.tvammo.com, or the SEC website at www.SEC.gov. Today’s call will not include a Q&A session.

Before we go further, I would like to turn the call over to Mr. Cree to read the Company’s Safe Harbor statement within the meaning of the Private Securities Litigation Reform Act of 1995 that provides important cautions regarding forward-looking statements.

Cody, please go ahead.

Cody Cree – Gateway Investor Relations – External Director of IR

Thanks Victor.

This call will include “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including, among other things, statements regarding the anticipated benefits and impact of the proposed transaction on the combined company’s business and future financial and operating results, the anticipated timing of closing of the proposed transaction, the anticipated growth of the industries and markets in which True Velocity competes, the success and customer acceptance of True Velocity’s product and service offerings and other aspects of True Velocity’s operations, plans, objectives, opportunities, expectations or operating results, the expected ownership structure of the combined company and the likelihood and ability of the parties to successfully consummate the proposed transaction. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are based upon the current beliefs and expectations of management and are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Breeze Holdings’ management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: (i) the ability of the parties to complete the proposed transaction within the time frame anticipated or at all, which may adversely impact the price of Breeze Holdings’ securities; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the proposed transaction may not be completed by Breeze Holdings’ business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by Breeze Holdings; (iv) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the definitive merger agreement by the stockholders of Breeze Holdings or True Velocity, the satisfaction of the minimum cash amount following redemptions by the public stockholders of Breeze Holdings, the receipt of any required governmental or regulatory approvals or the failure to meet the Nasdaq listing standards in connection with the closing of the proposed transaction; (v) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement; (vii) the impact of the COVID-19 pandemic or related governmental or regulatory orders ; (viii) the effect of the announcement or pendency of the proposed transaction on True Velocity’s business relationships, performance and business generally; (ix) risks that the proposed transaction disrupts current plans and operations of True Velocity and any potential difficulties in True Velocity employee retention as a result of the proposed transaction; (x) the outcome of any legal proceedings that may be instituted against True Velocity or Breeze Holdings related to the definitive merger agreement or the proposed transaction or any product liability or regulatory lawsuits or proceedings relating to True Velocity’s products or services; (xi) the ability to maintain the listing of Breeze Holdings’ (and after the closing of the proposed transaction, True Velocity, Inc.’s) securities on the Nasdaq Capital Market; (xii) potential volatility in the price of Breeze Holdings’ securities due to a variety of factors, including changes in the competitive and highly regulated industries in which True Velocity operates, variations in performance across competitors, changes in laws and regulations affecting True Velocity’s business, and changes in the combined company’s capital structure; (xiii) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xiv) the risk of downturns and the possibility of rapid change in the highly competitive industries in which True Velocity operates or the markets that True Velocity targets; (xv) the inability of True Velocity and its current and future collaborators to successfully develop and commercialize True Velocity’s products and services in the expected time frame or at all; (xvi) the risk that the combined company may never achieve or sustain profitability or may need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xvii) the costs of the proposed transaction. Breeze Holdings and True Velocity undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Now, I would like to turn the call over to the Chairman and CEO of Breeze Holdings, Doug Ramsey. Doug?

Doug Ramsey – Breeze Holdings Acquisition Corp. – Chairman & CEO

Slide 8

Good morning, everyone.

Thank you all for joining us today. I’m Doug Ramsey, Chairman and CEO of Breeze Holdings Acquisition Corp. We are thrilled to be speaking to you today about our business combination.

At Breeze Holdings, we set out to find a company that holds new and emerging technologies, unrivaled by their peers; a company that aims to revolutionize the industry they operate in; and a company that is poised to deliver long-term value to our shareholders. After an extensive search, we are excited to have found that company in True Velocity. True Velocity is an advanced technology manufacturing company revolutionizing the ammunition industry through its use of composite materials.

Groundbreaking in not only the products they offer but in the way they design and manufacture them, True Velocity uses state-of-the-art, software-intensive technology and a fully automated manufacturing process to produce and distribute its composite-based cartridge around the world. We believe True Velocity is on the precipice of modernizing and disrupting an antiquated global industry.

Slide 9

True Velocity’s innovative approach to manufacturing and novel product development, positions the Company as a truly unique investment opportunity that we’re eager to bring to the public markets. Let’s dive into the key attributes that make this a compelling transaction.

True Velocity’s proprietary automated manufacturing capabilities enable scalability and leverage breakthrough technology to maximize production capacity and efficiencies. With this proprietary technology supported by a significant IP portfolio that we believe is worth multiple times invested capital, True Velocity is strategically positioned as the leading disruptor in the ammunition manufacturing market. This leadership position also facilitates global licensing opportunities that we look forward to exploring. Through its proprietary manufacturing processes and significant IP, we believe True Velocity’s products offer unparalleled performance with approximately 30 attributes that positively differentiate its composite rounds from traditional brass-cased rounds.

There is a considerable and undersupplied market in both global defense and commercial markets for this revolutionary ammunition, but the biggest limiting factor to capturing market share is production capacity. With the primary use of proceeds from the combination going towards expanding True Velocity’s production capacity, we believe the company will be positioned well to capture revenue growth opportunities within a $24+ billion annual TAM.

Bringing these revolutionary products and capabilities together is a world class leadership team with significant industry expertise that we believe has the necessary strategic vision to drive growth and profitability over the coming decades, delivering an attractive financial trajectory to investors.

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It’s my pleasure to now introduce you to a key person on their deep leadership bench – Kevin Boscamp, True Velocity’s Founder, Chairman and Co-CEO. He will tell you more about this great company and their vision for the future. Kevin?

Kevin Boscamp – TV Ammo, Inc. – Founder, Chairman & Co-CEO

Slide 10

Thank you, Doug, and good morning, everyone.

On behalf of everyone at True Velocity, we are incredibly excited to announce our partnership with Breeze Holdings and access the public markets. The Breeze team’s collective expertise will be critical to our success in the capital markets and our journey to become leaders in defense technology manufacturing.

As Doug said, True Velocity was born out of the desire to produce an advanced, scalable solution that addresses the inefficiencies of the antiquated global munitions industry. Through our use of advanced materials and next generation, automated manufacturing methods, we have created a composite cartridge that results in a lighter, more accurate, and more efficient product. Our roughly 110 employees have been a critical part in the development of a product that has been tested and validated by U.S. retailers and safety-certified by the U.S. Army. We also see similar dynamics in terms of adoption by the international defense community. Our cutting-edge, software-intensive technology and significant IP portfolio backed by approximately 300 issued and pending patents, enable True Velocity to re-imagine the materials and processes used in ammunition and manufacturing, while our scalable and modular production solutions enable on-demand and distributive manufacturing with caliber flexibility within our production cells.

True Velocity introduced its product to the commercial market in 2021. Due to our product’s rapid adoption and success, True Velocity recently entered a strategic partnership with Bass Pro Shops and Cabela’s to further bolster our market presence. Strategically aligning with Bass Pro, the #1 outdoor retailer in the world, exposes our product to over 200 million visitors that Bass Pro enjoys in their stores annually. This partnership will also establish a Bass Pro and True Velocity ammunition subscription service. We believe this will absorb much of our foreseeable small-caliber ammunition production. This transaction will support both the buildout of capacity for this relationship but also prepare us for military contracts and further product development for new caliber introductions in 2023 and beyond.

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Slide 11

As I mentioned, the global ammunition industry hasn’t experienced revolutionary change with respect to case design in 175+ years, not since brass cases were introduced to replace paper hulls. By replacing World War II era equipment, our state-of-the-art technology and processes produce a reimagined product proven to outperform traditional brass cartridges. Further, our lightweight composite cartridges reinvent the logistics associated with manufacturing, storing, and equally important, the transportation of finished product around the world. Providing the global ammunition industry an advanced, consumable product provides us with a lucrative annual recurring revenue stream that we believe will deliver significant value to our shareholders.

Slide 12

Our Bass Pro Shops contract is our most pressing opportunity, so I’d like to walk through more details of the exclusive partnership. As of October 31, 2022, True Velocity signed a contract establishing a 3- to 5-year strategic partnership with Bass Pro aimed at revolutionizing ammunition manufacturing, distribution, and sales in the commercial market. This partnership pairs our distinct brands together and puts True Velocity at the forefront of the everyday consumer in the #1 outdoor retailer in the U.S. commercial market. We expect to redefine the customer experience with a highly collaborative, engaging customer experience that includes strategic point-of-purchase displays and technologically advanced marketing techniques. Our President and Chief IP Officer, Craig Etchegoyen, will address this partnership in greater detail momentarily.

Breeze Holdings & True Velocity Business Combination Call Script for November 1, 2022, 8:00 AM ET Page 6 of 13

Slide 13

With that, I’ll let Chris Tedford, our Co-CEO, dive into who and what drives the operations of this incredible company.

Chris Tedford – TV Ammo, Inc. – Co-CEO

Slide 14

Thanks, Kevin. We are led by a deep bench of tenured leaders and veterans with diverse backgrounds who share a vision to drive profitable growth over the long term. With nearly 150 years of combined experience, I am confident our team has the necessary tools for our journey as an industry disruptor.

Slide 15

Our organizational structure is set up to focus on and support product development, engineering, and ultimately production, and we have over 100 full-time employees with clear delineations by department, while still supporting disruptive and imaginative thinking.

Slide 16

Since inception, the Company has taken a very deliberative approach in its development. For the first 6 to 7 years, we focused almost entirely on product development and strategic and thoughtful prosecution of IP. In contrast to how the industry has historically operated, we sought to solidify our IP portfolio and build out and codify our trade secrets to protect the interests of our shareholders. This thoughtful approach will also facilitate future licensing opportunities which should help True Velocity accelerate its market penetration and drive market share gains.

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Slide 17

Our innovative, technology-driven manufacturing process serves as the backbone for the company. We set out to introduce a novel, tailor-made process to reinvigorate production for an age-old industry and have delivered a solution that is fully automated, highly controlled, and technologically advanced. A critical differentiator in our value proposition lies in our automated manufacturing capabilities. Our turnkey, portable-design production cells enable substantial improvements in production operations and product consistency versus brass ammunition, such as extremely repeatable accuracy. Our manufacturing process also enables a high degree of flexibility, with the ability to swap out molds and toggle between calibers produced according to end user demand, all with minimal cost and downtime.

Several of True Velocity’s critical manufacturing steps draw inspiration from leading manufacturing processes in other industries. For example, our powder-drop station is inspired by the precise powder measurement standards of the pharmaceutical industry. We also seek to mitigate potential supply chain constraints while maintaining the economic moat provided to us by our IP and trade secrets. Much of our equipment is commercially available; however, significant engineering occurs by True Velocity that results in a very specialized production system.

Our production cells dramatically reduce waste and increase yield through a highly consistent injection molding process that includes integrated process controls through every step of the manufacturing process. The advanced software and infrastructure driving our production line present the added opportunity for us to license our technology, along with our modular production cells that can be sold and installed for domestic and international defense customers and enterprise partners, potentially driving licensing and service revenues.

Slide 18

We continually strive to optimize all operations through our focus on implementing best-in-class production equipment and information technology. As mentioned earlier, prior to product commercialization, we spent years developing our trade secrets portfolio and refining our production processes. Our quality management system is registered to the stringent quality management standards of ISO 9001:2015 Rev D, and all internal processes have standard operating procedures and work instructions that are audited by our third-party registrar, Bureau Veritas. Our quality management system contributes significantly to our competitive advantage, proof of concept, and production quality, and it has supported continuous improvement in all stages of the development process.

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Slide 19

The result of our business infrastructure and management system is a revolutionary product that provides the user with exceptional performance. We have identified roughly 30 attributes where our proprietary composite-based rounds provide an advantage compared to traditional brass rounds. For example, our products are 30% lighter, saving money on logistics and adding range and firepower to tactical or strategic deployments. Our cartridge is an insulator rather than a conductor of heat, resulting in a more efficient use of energy and a reduction of wear and tear on the weapon system. Substantially all energy from the ballistic event is converted into kinetic energy as opposed to being absorbed by a metallic case and ultimately transferring to the weapon system. This contributes in several ways: a more efficient powder burn, influenced by greater case concentricity and tighter case dimensions, results in consistent muzzle velocity and, ultimately, enhanced accuracy. As heat is the nemesis of all metals, our ability to substantially reduce heat transfer also reduces stress on the weapon, resulting in an extension of the weapon’s life cycle and a decrease in replacement costs. Our products are compatible with nearly all currently deployed U.S. DoD weapons mitigating issues of interoperability. Our IP scales both down to smaller handgun rounds and up to medium caliber and artillery munitions, and, finally, our manufacturing processes and equipment are scalable, require a smaller footprint and can be assembled anywhere, resulting in on-demand and distributive production reducing stress on existing supply chains.

Slide 20

With our expertise in reducing weight, heat-transfer, and providing increased accuracy critical for military applications and recreational applications, we believe True Velocity is strongly positioned to be the ammunition supplier of choice for users and partners alike. On slide 20, you’ll see we currently offer our match-grade .308 Winchester in four configurations, but our product offering will expand materially over the next year, with the addition of several new calibers, all of which have prolific usage in the commercial marketplace and many of which are dual-purpose with defense applications. I would also highlight our proprietary 6.8 TVC commercial cartridge and our 6.8 TVCM for military use. This cartridge was developed for the Next Generation Squad Weapon program, and we intend to market it as part of our “Switch-barrel” opportunity, more on that shortly.

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And now, I would like to introduce Craig Etchegoyen, our President and Chief IP Officer. He’ll dive into our intellectual property portfolio and the strategy associated with it, as well as our substantial sales opportunities and the marketing initiatives that will drive them.

Craig Etchegoyen – TV Ammo, Inc. – President and Chief IP Officer

Slide 21

Good morning, everyone, and thank-you for your time. Given our proprietary manufacturing product and processes, we have amassed a substantial IP portfolio. Our portfolio of more than 300 issued and pending patents covers nearly all aspects of our case design, while our trade secrets cover our manufacturing processes. We have not yet begun prosecuting IP on our manufacturing equipment, though we expect multiples of what we’ve produced relating to the product. We believe our IP portfolio is worth several times the capital we have invested in this company. We believe this creates significant barriers to entry for potential competitors, widens our future economic moat and positions True Velocity to become a leading disruptor in the global ammunition manufacturing market. Given the superior attributes of our product relative to legacy brass, we believe that the future standard for ammunition will be a composite case. Our IP will facilitate the licensure of both our cartridges and our manufacturing equipment, and we will seek to partner with all in this endeavor.

Slide 22

As we begin bringing our product portfolio to market, we’ve put together a sales and business development strategy based on our holistic approach to innovative manufacturing and customer service. Our strategy to gain market share and establish reliable revenue streams is encapsulated through six distinct verticals: domestic commercial, domestic defense, exportable manufacturing cells, global law enforcement, international defense, and licensing. We have a sales and marketing team with significant tenure in the industry, and we have successfully penetrated multiple wholesale and retail distribution channels while simultaneously building brand awareness through strategic partnerships and marketing initiatives.

As you’ll see, we’ve been highlighted multiple times in our industry’s leading publication, Guns & Ammo Magazine, and you can see an example of one of our branding partnerships with Richard Childress Racing’s No. 3 NASCAR Cup Series car driven by Austin Dillon. Additionally, our Executive Vice President of Corporate Communications, Pat Hogan, sat down with Fox News host Tucker Carlson last month during an hour-long discussion on how we are disrupting the ammunition industry. If you haven’t seen it already, I highly recommend checking it out on Fox Nation. These are just a few of the many examples of our sales and marketing team generating significant exposure for our revolutionary products.

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Slide 24

We’ve already invested approximately $150 million into this business since its inception and established a foundation for long-term success. So, let’s look at the opportunities on slide 24 that we have in front of us to grow in a total addressable market that we estimate to be over $24 billion.

As we’ve discussed, our priorities with the capital derived from this transaction will be to support product development and the capacity spoken for by our partnership with Bass Pro Shops. This partnership falls within the broader civilian market, which we have estimated to be over $6 billion in size. The initial, companywide order will place True Velocity products this quarter into 127 Bass Pro stores that offer ammunition and will be amplified by stand-alone retail displays resulting in a completely differentiated consumer-facing experience. True Velocity plans to introduce multiple new products covering additional calibers in 2023 and beyond, through the life of what we expect to be a long and prosperous relationship. More near term, we’re also excited to establish a Bass Pro and True Velocity ammunition subscription service as part of this strategic partnership. Anyone who has tried to purchase ammunition in a store over the last several years has most likely experienced some of the shortages that have plagued the industry. Bass Pro receives over 200 million visitors to their stores annually, and our goal is to seamlessly service those visitors with delivery direct to their front door.

We are also making headway in the $18 billion Government and Defense market. True Velocity has gone through testing and validation to be well positioned to deploy its technology within this market. In fact, we received full safety release for our 6.8 TVCM cartridge and RM277 weapon system. We are currently working on a joint development program with global weapon manufacturer FN America on a 6.8 TVCM conversion kit applicable to all M240 machine gun variants worldwide, arguably the most prolific crew-served belt-fed machine gun in use today. The market for this weapon equates to about one million weapons globally and could potentially drive consumption of billions of rounds. We also expect to begin supplying the U.S. government our .338 Norma Medium Machine Gun offering in Q3 2023 and have already initiated several supply discussions with foreign governments. As I mentioned earlier, we possess the ability not only to sell our own products, but also our proprietary and modular manufacturing lines themselves. We see this as a significant global opportunity with all allied nations and expect initial orders for production cells to begin in 2024.

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Slide 25

Another way to look at our $24+ billion market is to separate it by Small and Medium-Caliber Defense, and Civilian & Commercial segments. In the roughly $18 billion Small and Medium-Caliber Defense market, geopolitical conflicts, supply shortages, and economic and social disruptions offer favorable dynamics for the global ammunition market. In the $6 billion Civilian & Commercial market, the increasing prevalence of guns used for personal safety and the rise of shooting sports and recreational activities are driving this market.

Slide 26

Beyond the Bass Pro contract, we’ve identified an exciting pipeline of impactful opportunities for additional product lines, market applications, and manufacturing processes. On slide 26, we’ve outlined several opportunities for a variety of product lines, including the projected annual revenue, both near- and longer-term, that each initiative could generate at scale. As you can see, there are ample revenue growth opportunities on the horizon. This transaction will put us in a stronger position to bolster our manufacturing capacity and attack them all.

Slide 27

Other opportunities for market share expansion include potential work with the U.S. Department of Defense. We are actively pursuing our 6.8 TVCM switch-barrel adoption opportunity with FN America representing a $1 billion opportunity. This program allows for all existing M240s used by U.S. and Allied forces to rapidly integrate our proprietary 6.8TVCM round which allows for longer range engagements, lighter kits, and less heat transfer to the weapon. Irrespective of the weapon used to deliver it, this cartridge is capable of delivering 1,000 foot pounds of energy at significantly greater ranges than the 7.62 M80A1 round currently fielded by the U.S. military, while simultaneously providing a weight profile similar to the much smaller and less capable 5.56 M855A1 cartridge. And this capability can be realized in currently fielded weapons with essentially nothing more than a simple barrel change.

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Slide 28

As we’ve already addressed, there are many favorable industry dynamics for global ammunition manufacturing and consumption highlighted by rising civilian demand and increases in global defense spending that position the company for growth. In fact, the global ammunition market surpassed $24.3 billion in 2021 and is expected to grow at a 3.7% compound annual growth rate over the foreseeable future. Given the historically low return on capital and volatility of raw materials associated with metallic cases, a shortage in supply is apparent. Our ability to rapidly bring on new production capacity at a more favorable return profile, we believe, will allow us to grow the addressable market over time.

Slide 29

Looking at the competitive landscape, you’ll see that we plan to leverage our end-to-end manufacturing, engineering capabilities, and next-generation technology to become the industry-leading ammunition supplier. No one in our industry can boast our six differentiating factors, and we firmly believe that these will be formidable catalysts as we penetrate our targeted markets.

Now I will turn the call over to Jeff to discuss our attractive financial trajectory, along with further details regarding the proposed transaction. Jeff?

Jeff Cutshall, TV Ammo, Inc. – CFO

Slide 31

Thanks, Craig. Given our significant pipeline and highly engineered manufacturing capabilities, paired with a predictable recurring revenue stream following the introduction of our additional calibers we look to capture a strong growth trajectory with significant profitability potential. We are building out capacity as part of a plan to capture the growing civilian and global governmental demand. As a result of our highly automated production capabilities and flexibility in scaleup of production, we ultimately expect strong EBITDA margins and FCF generation

Slide 32

Now to discuss the transaction summary. Assuming no further redemptions, the combined company will have an estimated post-transaction enterprise value of $1.21 billion, consisting of an estimated equity value of $1.24 billion, and an estimated $77 million in cash and $50 million in debt. Cash proceeds raised will consist of Breeze Holdings’ $17.7 million cash in trust (before redemptions) and $100 million in anticipated new capital, split between debt and equity. Existing True Velocity shareholders are rolling 100% of their equity into the transaction.

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We intend to use the proceeds to pay down existing debt, to facilitate expansion into new markets and distribution channels, increase manufacturing capacity to 50-60 million rounds in 2023, and fund general corporate and marketing expenses associated with our growth plans.

The transaction has been unanimously approved by the boards of directors of both True Velocity and Breeze Holdings, and we expect it to close in the first quarter of 2023, subject to regulatory and stockholder approvals, and other customary closing conditions.

Now I’d like to turn the call back over to Doug at Breeze. Doug?

Doug Ramsey – Breeze Holdings Acquisition Corp. – Chairman & CEO

Thanks, Jeff. As I said at the onset of the call, we at Breeze set out to find a company with unrivaled emerging technologies looking to disrupt its industry and deliver outsized growth. We believe we have found just that company in True Velocity. Its products are unparalleled in performance and represent a significant advancement in an antiquated industry. We look forward to partnering with their team to support the execution of its strategic priorities and deliver long-term shareholder value.

Operator

Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.